*DD 5/30/13

[redacted]

SECURITI

13025172

SEC MAIL PROCESSING
RECEIVED
MAY 29 2013
WASH. D.C. 193 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder *

REPORT FOR THE PERIOD BEGINNING **04/01/12** (MM/DD/YY) AND ENDING **03/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 North Post Oak Road, Suite 400
(No. and Street)

Houston (City) **Texas** (State) **77024** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Gilman **713-613-2914**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700 (Address) **Houston** (City) **Texas** (State) **77046** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 6/5/13

OATH OR AFFIRMATION

I, George Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Securities Corporation, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA CORTEZ
Notary Public, State of Texas
My Commission Expires
April 05, 2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Securities Corporation
Consolidated Statement of Financial Condition
March 31, 2013

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Commerce Securities Corporation
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Commerce Securities Corporation (the "Company") as of March 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Directors of
Commerce Securities Corporation
Re: Independent Auditors' Report

Opinion

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Commerce Securities Corporation as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

May 20, 2013

COMMERCE SECURITIES CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS	
Cash and cash equivalents	$ 737
Investment in equity securities, at fair value	388,464
Furniture and equipment, net of accumulated depreciation of $12,393	320
Prepaid expense	262
Deferred tax asset	13,406
Other assets	793
TOTAL ASSETS	$ 403,982
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 11,507
Deferred tax liability	8,157
Total liabilities	19,664
Stockholders' equity	
Common stock; $1 par value; 1,000,000 shares authorized, 16,175 shares issued and 12,050 shares outstanding	16,175
Additional paid-in capital	110,441
Accumulated other comprehensive income, net of tax expense of $8,119	46,694
Retained earnings	303,571
	476,881
Less: treasury stock, 4,125 shares at cost	(92,563)
Total stockholders' equity	384,318
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 403,982

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commerce Securities Corporation (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's primary business consists of consulting services, private placements, and mergers and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Principles of Consolidation – The consolidated financial statements include the accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Investments – The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. The securities are held in a margin account with a brokerage firm, the account allows the Company to take cash advances up to 50% of the securities value in the form of a margin loan. The loans carry an adjustable interest rate based on market conditions which approximates the prime rate. The Company incurred $68 of margin loan interest during the prior ended March 31, 2013 which is included in operating expenses. At March 31, 2013 there were no margin loans outstanding.

Income Taxes – The Company uses the liability method of accounting for income tax in conformity with accounting principles generally accepted in the United States of America (GAAP). Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Uncertain tax positions are recognized in the financial statements only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Management has reviewed the Company's tax positions and determined that there are no uncertain tax positions requiring recognition in the financial statements. The Company does not expect the amounts of unrecognized tax benefits to significantly increase or decrease within the next 12 months.

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

The Company files income tax returns in the U.S. federal jurisdiction, and one state jurisdiction. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010. At March 31, 2013, the Company's tax returns from 2010 to 2012 were open for review by federal and state taxing authorities.

State Margin Taxes – The Company is subject to the state of Texas margin tax, which applies to legal entities conducting business in Texas. The Company had no tax due for state margin taxes for the fiscal year ended March 31, 2013.

Furniture and Equipment – Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Treasury Stock – Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on subsequent reissuance of shares are credited or charged to additional paid-in capital in excess of par value using the average-cost method.

Fair Value Measurements – The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2013, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (*see Note 2*). Unrealized gains and losses are included in other comprehensive income, net of the related tax effect.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new pronouncements that have been issued that may have a material impact on the financial statements.

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost and fair value of the Company's marketable securities classified as available-for-sale, which are valued using Level 1 inputs at March 31, 2013 are as follows:

	Cost	Unrealized Gain	Estimated Fair Value
Equity securities	$ 333,435	$ 55,029	$ 388,464

NOTE 3 – INCOME TAXES

The difference between the federal statutory income tax rate and the effective tax rate is primarily due to return to accrual differences and nondeductible expenses.

Deferred tax assets and liabilities consisted of the following at March 31, 2013:

Total deferred tax asset:	
Net operating loss carryforward	$ 13,406
Deferred tax liabilities:	
Fixed assets	(38)
Unrealized gains on available-for-sale securities	(8,119)
Total deferred tax liability	(8,157)
Net deferred tax asset	$ 5,249

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2013, the Company had not entered into any subordinated loan agreements.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2013, the Company had computed regulatory net capital of $271,946 which exceeded its required net capital of $5,000 by $266,946. The Company's aggregate indebtedness to net capital ratio was less than one percent (4.23%) at March 31, 2013.

NOTE 6 – CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At March 31, 2013, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 7 – EXEMPTION PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which it carries no customer margin accounts, promptly transmits all customer funds and delivers securities received, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through one or more bank accounts, each designated as "special account for the exclusive benefit of customers of Commerce Securities Corporation."

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 20, 2013, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the consolidated financial statements.

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

www.bvccpa.com